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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
BlackRock, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
US09247X1019
(CUSIP Number)
Merrill Lynch & Co., Inc.
4 World Financial Center
250 Vesey Street
New York, New York 10080
Telephone: 212-449-1000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 16, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	US09247X1019

1	NAME OF REPORTING PERSON: Merrill Lynch & Co., Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-- 0 --

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		52,395,872 Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-- 0 --

WITH	10	SHARED DISPOSITIVE POWER

52,395,872 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

52,395,872 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

44.4%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC, CO
1   Based on 117,982,677 shares of Common Stock, par value $0.01, of BlackRock, Inc. issued and outstanding as of March 31, 2008, as reported by BlackRock, Inc. in its quarterly report filed on Form 10-Q for the quarter ended June 30, 2008 (the “Common Stock Outstanding”).

CUSIP No.	US09247X1019

1	NAME OF REPORTING PERSON: Merrill Lynch Investment Managers, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		4,004,007 Shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-- 0 --

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,004,007 Shares

WITH	10	SHARED DISPOSITIVE POWER

-- 0 --

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,004,007 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN, IA
2   Based on the Common Stock Outstanding.

CUSIP No.	US09247X1019

1	NAME OF REPORTING PERSON: Fund Asset Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		16,019,116 Shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-- 0 --

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		16,019,116 Shares

WITH	10	SHARED DISPOSITIVE POWER

-- 0 --

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,019,116 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.6%[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN, IA
3  Based on the Common Stock Outstanding.

CUSIP No.	US09247X1019

1	NAME OF REPORTING PERSON: Princeton Administrators, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		6,675 Shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-- 0 --

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,675 Shares

WITH	10	SHARED DISPOSITIVE POWER

-- 0 --

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,675 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 0.01%[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN, IA
4   Based on the Common Stock Outstanding.

CUSIP No.	US09247X1019

1	NAME OF REPORTING PERSON: Merrill Lynch Group, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-- 0 --

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,029,798 Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-- 0 --

WITH	10	SHARED DISPOSITIVE POWER

20,029,798 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,029,798 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.0%[5]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC, CO
5   Based on the Common Stock Outstanding.

CUSIP No.	US09247X1019

1	NAME OF REPORTING PERSON: Princeton Services, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-- 0 --

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,029,798 Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-- 0 --

WITH	10	SHARED DISPOSITIVE POWER

20,029,798 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,029,798 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.0%[6]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO, HC
6   Based on the Common Stock Outstanding.

CUSIP No.	US09247X1019

1	NAME OF REPORTING PERSON: Merrill Lynch, Pierce, Fenner & Smith Incorporated

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		790 Shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-- 0 --

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		790 Shares

WITH	10	SHARED DISPOSITIVE POWER

-- 0 --

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

790 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 0.01%[7]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

BD, IA, CO
7   Based on the Common Stock Outstanding.

CUSIP No. US09247X1019
Item 1. Security and Issuer.
     This Amendment No. 1 to Schedule 13D relates to shares of Common Stock, par value $0.01 per share (the “Shares”), of BlackRock, Inc. (formerly New BlackRock, Inc. and New Boise, Inc.) (the “Issuer”). The principal executive offices of the Issuer are located at 40 East 52nd Street, New York, New York 10022.
Item 2. Identity and Background.
     This statement is being filed by Merrill Lynch & Co., Inc. (“ML&Co.”), Merrill Lynch Investment Management, L.P. (“MLIM LP”), Fund Asset Management, L.P. (“FAM LP”), Princeton Administrators, L.P. (“Princeton Administrators”), Merrill Lynch Group, Inc. (“ML Group”), Princeton Services, Inc. (“Princeton Services”) and Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) (collectively, the “Reporting Persons”).
     ML&Co. is a Delaware corporation that, through its subsidiaries, including the other Reporting Persons, provides broker-dealer, investment banking, financing, wealth management, advisory, asset management, insurance, lending, and related products and services on a global basis. ML Group is a Delaware corporation. Princeton Services is a Delaware corporation. Princeton Services is the general partner of each of Princeton Administrators, MLIM LP, and FAM LP. MLIM LP, Princeton Administrators, and FAM LP are Delaware limited partnerships that formerly owned many of the assets that constituted the Merrill Lynch Investment Managers asset management business (the “MLIM Business”). MLPF&S is a Delaware corporation.
     The principal business address of ML&Co., and the address of its principal office, is 4 World Financial Center, 250 Vesey Street, New York, New York 10080. The principal business address of each other Reporting Person is c/o ML&Co. at the same address.
     The name, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted), and citizenship of each director of ML&Co. are set forth in Schedule I-A hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment, and citizenship of each executive officer of ML&Co. are set forth in Schedule I-B hereto and are incorporated herein by reference. The name, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted), and citizenship of each director of ML Group are set forth in Schedule II-A hereto and are incorporated herein by reference. The name, business address, present principal occupation, and citizenship of each executive officer of ML Group are set forth in Schedule II-B hereto and are incorporated herein by reference. The name, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted), and citizenship of each director of Princeton Services are set forth in Schedule III-A hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment, and citizenship of each executive officer of Princeton Services are set forth in Schedule III-B hereto and are incorporated herein by reference. The name, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted), and citizenship of each director of MLPF&S are set forth in Schedule IV-A hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment, and citizenship of each executive officer of MLPF&S are set forth in Schedule IV-B hereto and are incorporated herein by reference.
     In July 2007, the CFTC found that on certain occasions from 2001 to 2005 Merrill Lynch Alternative Investments (MLAI) violated CFTC Regulation 4.22(c) by failing to timely file commodity pool annual reports with the National Futures Association and to timely distribute such reports to pool participants. Without admitting or denying the allegations, MLAI agreed to a cease-and-desist order and paid a fine in the amount of $500,000.
     As part of a settlement relating to managing auctions for auction rate securities, the Securities and Exchange Commission (the “Commission”) accepted the offers of settlement of 15 broker-dealer firms, including Merrill

CUSIP No. US09247X1019
Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), and issued a settlement order on May 31, 2006. The Commission found, and MLPF&S neither admitted nor denied, that respondents (including MLPF&S) violated section 17(a)(2) of the Securities Act of 1933 by managing auctions for auction rate securities in ways that were not adequately disclosed or that did not conform to disclosed procedures. MLPF&S consented to a cease and desist order, a censure, a civil money penalty, and compliance with certain undertakings.
     On March 13, 2006, MLPF&S entered into a settlement with the Commission whereby the Commission alleged, and MLPF&S neither admitted nor denied, that MLPF&S failed to furnish promptly to representatives of the Commission electronic mail communications (“e-mails”) as required under Section 17(a) of the Exchange Act and Rule 17a-4(j) thereunder. The Commission also alleged, and MLPF&S neither admitted nor denied, that Merrill Lynch failed to retain certain e-mails related to its business as such in violation of Section 17(a) of the Exchange Act and Rule 17a-4(b)(4) thereunder. Pursuant to the terms of the settlement, MLPF&S consented to a cease and desist order, a censure, a civil money penalty of $2,500,000, and compliance with certain undertakings relating to the retention of e-mails and the prompt production of e-mails to the Commission.
     In March 2005, Merrill Lynch & Co., Inc. and certain of its affiliates (Merrill Lynch & Co., Inc. and its affiliates collectively, “Merrill Lynch”) reached agreements with the State of New Jersey and the New York Stock Exchange (the “NYSE”) and reached an agreement in principle with the State of Connecticut pursuant to which Merrill Lynch, without admitting or denying the allegations, consented to a settlement that included findings that it failed to maintain certain books and records and to reasonably supervise a team of former financial analysts (“FAs”) who facilitated improper market timing by a hedge fund client. Merrill Lynch terminated the FAs in October 2003, brought the matter to the attention of regulators, and cooperated fully in the regulators’ review. The settlement will result in aggregate payments of $13.5 million.
     In March 2005, Merrill Lynch reached an agreement in principle with the NYSE pursuant to which Merrill Lynch, without admitting or denying the allegations, later consented to a settlement that included findings with regard to certain matters relating to the failure to deliver prospectuses for certain auction rate preferred shares and open-end mutual funds; the failure to deliver product descriptions with regard to certain exchange-traded funds; the failure to ensure that proper registration qualifications were obtained for certain personnel; issues with regard to the retention, retrieval and review of e-mails; isolated lapses in branch office supervision; late reporting of certain events such as customer complaints and arbitrations; the failure to report certain complaints in quarterly reports to the NYSE due to a systems error; and partial non-compliance with Continuing Education requirements. The settlement resulted in a payment of $10 million to the NYSE.
     On November 3, 2004, a jury in Houston, Texas convicted four former Merrill Lynch employees of criminal misconduct in connection with a Nigerian barge transaction that the government alleged helped Enron inflate its 1999 earnings by $12 million. The jury also found that the transaction led to investor losses of $13.7 million. Those convictions were reversed by a federal appellate court on August 1, 2006, except for one conviction against one employee based on perjury and obstruction of justice. The government has appealed the reversals. In 2003, Merrill Lynch agreed to pay $80 million to settle Commission charges that it aided and abetted Enron’s fraud by engaging in two improper year-end transactions in 1999, including the Nigerian barge transaction. The $80 million paid in connection with the settlement with the Commission will be made available to settle investor claims. In September 2003, the United States Department of Justice agreed not to prosecute Merrill Lynch for crimes that may have been committed by its former employees related to certain transactions with Enron, subject to certain understandings, including Merrill Lynch’s continued cooperation with the Department, its acceptance of responsibility for conduct of its former employees, and its agreement to adopt and implement new policies and procedures related to the integrity of client and counter-party financial statements, complex structured finance transactions and year-end transactions.
     For further information, reference is made to the Form ADV of Merrill Lynch on file with, and publicly available on the website of, the Commission.
     The Reporting Persons have entered into a Joint Filing Agreement, dated as of October 10, 2006, a copy of which is attached hereto as Exhibit 7.01.

Item 5. Interest in Securities of the Issuer.
     (a) As of July 21, 2008, the Reporting Persons beneficially owned, in the aggregate, 52,395,872 Shares and 12,604,918 shares of Preferred Stock. The beneficially owned Shares represent, in the aggregate, beneficial ownership of approximately 44.4% of the Common Stock Outstanding. As a result of the matters described in Items 3 and 6, the Reporting Persons constitute a “group”, within the meaning of Section 13(d)(3) of the Exchange Act. Accordingly, each Reporting Person may be deemed to beneficially own any Shares that may be beneficially owned by each other Reporting Person.
     The aggregate number and percentage of Shares beneficially owned by each of the persons listed on Schedules I-A, I-B, II-A, II-B, III-A, III-B, IV-A and IV-B hereto are set forth on Schedule V hereto, which is incorporated by reference into this Item 5(a).
     (b) Each Reporting Person shares the power to vote or direct the vote and to dispose or direct the disposition of Shares beneficially owned by such Reporting Person as indicated above.
     Each Reporting Person shares the power to dispose or direct the disposition of shares of Preferred Stock beneficially owned by such Reporting Person as indicated above.
     (c) Schedule VI hereto, which is incorporated by reference in its entirety into this Item 5(c), sets forth the transactions in the Shares which, to the knowledge of Merrill Lynch, have been effected during the 60 days prior to July 22, 2008 (excluding any transactions that may have been effected for managed accounts with funds provided by third party customers). All of the transactions set forth on Schedule VI were effected in the ordinary course of business of Merrill Lynch, including to correct errors made in connection with trades in the Issuer’s Shares. The transactions in the Shares described on Schedule VI were effected on the NYSE or the over-the-counter market for cash. Except as described above, no transactions in the Shares were effected by the Reporting Persons, or, to their knowledge, any of the persons listed on Schedules I-A, I-B, II-A, II-B, III-A, III-B, IV-A or IV-B hereto during such 60-day period.
CUSIP No. US09247X1019
     (d) Not applicable.
     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Pursuant to an Amended and Restated Stockholder Agreement by and between ML & Co and the Issuer, dated as of July 16, 2008 (the “Amended and Restated Stockholder Agreement”), among other things, the term of the Amended and Restated Stockholder Agreement has been extended to the later of the fifth anniversary of the date of the Amended and Restated Stockholder Agreement and the first date on which Merrill Lynch and its affiliates beneficially own less than 20% of the total voting power of the outstanding voting securities of the Issuer. ML & Co. and the Issuer amended and restated the Stockholder Agreement. This summary of the Amended and Restated Stockholder Agreement does not purport to be complete and is qualified in its entirety by reference to the Amended and Restated Stockholder Agreement, which is attached hereto as Exhibit 7.02, and is incorporated by reference in its entirety into this Item 6.
     Merrill Lynch entered into derivative transactions with regard to the Shares as described on Schedule VII.

CUSIP No. US09247X1019
Item 7. Material to be Filed as Exhibits

Exhibit	Description

7.01.	Joint Filing Agreement, dated as of October 10, 2006, by and among Merrill Lynch & Co., Inc., Merrill Lynch Investment Management, L.P., Fund Asset Management, L.P., Princeton Administrators, L.P., Merrill Lynch Group, Inc., Princeton Services, Inc., and Merrill Lynch, Pierce, Fenner & Smith Incorporated (incorporated by reference to Exhibit 7.01 of the Reporting Persons’ statement on Schedule 13D with respect to the Issuer, filed on October 10, 2006).

7.02	Amended and Restated Stockholder Agreement, dated as of July 16, 2008, by and between Merrill Lynch & Co., Inc. and BlackRock, Inc.

7.03	Power of Attorney, dated October 9, 2006, relating to Merrill Lynch Group, Inc. (incorporated by reference to Exhibit 7.06 of the Reporting Persons’ statement on Schedule 13D with respect to the Issuer, filed on October 10, 2006).

CUSIP No. US09247X1019
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 22, 2008

MERRILL LYNCH & CO., INC.

By: Name:	/s/ JONATHAN N. SANTELLI Jonathan N. Santelli
Title:	Assistant Secretary

MERRILL LYNCH INVESTMENT MANAGERS, L.P.

By:	Princeton Services, Inc., its General Partner

By: Name:	/s/ JONATHAN N. SANTELLI Jonathan N. Santelli
Title:	Vice President and Secretary

FUND ASSET MANAGEMENT, L.P.

By:	Princeton Services, Inc., its General Partner

By: Name:	/s/ JONATHAN N. SANTELLI Jonathan N. Santelli
Title:	Vice President and Secretary

PRINCETON ADMINISTRATORS, L.P.

By:	Princeton Services, Inc., its General Partner

By: Name:	/s/ JONATHAN N. SANTELLI Jonathan N. Santelli
Title:	Vice President and Secretary

MERRILL LYNCH GROUP, INC.

By: Name:	/s/ JONATHAN N. SANTELLI Jonathan N. Santelli
Title:	Authorized Person

CUSIP No. US09247X1019

PRINCETON SERVICES, INC.

By: Name:	/s/ JONATHAN N. SANTELLI Jonathan N. Santelli
Title:	Vice President and Secretary

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By: Name:	/s/ JONATHAN N. SANTELLI Jonathan N. Santelli
Title:	Assistant Secretary

CUSIP No. US09247X1019
SCHEDULE I-A
     The name and present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each director of ML&Co. are set forth below.
     All directors listed below are United States citizens except for Judith Mayhew Jonas who is a U.K. citizen.

Present principal occupation or employment (and the
name, principal business and address of any
corporation or other organization in which such
Name	employment is conducted)

Carol T. Christ	President, Smith College
c/o Corporate Secretary’s Office
222 Broadway, 17th Floor
New York, New York 10038

Armando M. Codina	President and Chief Executive Officer of Flagler
Development Group
c/o Corporate Secretary’s Office
222 Broadway, 17th Floor
New York, New York 10038

Virgis W. Colbert	Corporate Director
c/o Corporate Secretary’s Office
222 Broadway, 17th Floor
New York, New York 10038

Alberto Cribiore	Managing Partner, Brera Capital Partners
c/o Corporate Secretary’s Office
222 Broadway, 17th Floor
New York, New York 10038

John D. Finnegan	Chairman of the Board, President and Chief Executive
Officer of The Chubb Corporation
c/o Corporate Secretary’s Office
222 Broadway, 17th Floor
New York, New York 10038

Judith Mayhew Jonas	Corporate Director
c/o Corporate Secretary’s Office
222 Broadway, 17th Floor
New York, New York 10038

Aulana L. Peters	Corporate Director
c/o Corporate Secretary’s Office
222 Broadway, 17th Floor
New York, New York 10038

CUSIP No. US09247X1019

Present principal occupation or employment (and the
name, principal business and address of any
corporation or other organization in which such
Name	employment is conducted)

Joseph W. Prueher	Corporate Director, Consulting Professor to the Stanford-Harvard Preventive Defense Project
c/o Corporate Secretary’s Office
222 Broadway, 17th Floor
New York, New York 10038

Ann N. Reese	Co-Founder and Co-Executive Director of the Center for Adoption Policy
c/o Corporate Secretary’s Office
222 Broadway, 17th Floor
New York, New York 10038

Charles O. Rossotti	Senior Advisor to The Carlyle Group
c/o Corporate Secretary’s Office
222 Broadway, 17th Floor
New York, New York 10038

John A. Thain	Chairman of the Board and Chief Executive Officer
Merrill Lynch & Co., Inc.
c/o Corporate Secretary’s Office
222 Broadway, 17th Floor
New York, New York 10038

CUSIP No. US09247X1019
SCHEDULE I-B
     The name and present principal occupation or employment of each executive officer of ML&Co. are set forth below.
     The business address for all the executive officers listed below is 4 World Financial Center, 250 Vesey Street, New York, New York 10080.
     All executive officers listed below are United States citizens.

Name	Present principal occupation or employment

Rosemary T. Berkery	Executive Vice President; Vice Chairman; General Counsel

Nelson Chai	Executive Vice President, Chief Financial Officer

Gregory J. Fleming	President; Chief Operating Officer

Robert J. McCann	Executive Vice President; President, Vice Chairman, Global Wealth Management

Thomas J. Sanzone	Executive Vice President; Chief Administrative Officer

John A. Thain	Chairman of the Board and Chief Executive Officer

CUSIP No. US09247X1019
SCHEDULE II-A
     The name and present principal occupation or employment of each director of ML Group are set forth below.
     The principal business address of each director is c/o Merrill Lynch & Co., Inc., 4 World Financial Center, New York, NY 10080.
     All directors listed below are United States citizens

Name	Present principal occupation or employment

Richard B. Alsop	Senior Vice President, Corporate Law

Gary M. Carlin	Managing Director, Merrill Lynch Finance

Marlene B. Debel	Managing Director, Global Treasury

D. Kevin Dolan	Senior Vice President, Corporate Tax

CUSIP No. US09247X1019
SCHEDULE II-B
     The name and present principal occupation or employment of each executive officer of ML Group are set forth below.
     The business address for all the executive officers listed below is c/o Merrill Lynch & Co., Inc., 4 World Financial Center, New York, NY 10080.
     All executive officers listed below are United States citizens.

Name	Present principal occupation or employment

Richard B. Alsop	Vice President Senior Vice President, Corporate Law

Gary M. Carlin	President Managing Director, Merrill Lynch Finance

D. Kevin Dolan	Chairman of the Board, Senior Vice President, Corporate Tax

CUSIP No. US09247X1019
SCHEDULE III-A
     The name and present principal occupation or employment of each director of Princeton Services are set forth below.
     The principal business address of each director is Merrill Lynch & Co., Inc., 4 World Financial Center, New York, NY 10080.
     All directors listed below are United States citizens.

Name	Present principal occupation or employment

John J. Fosina	Senior Vice President, Corporate Audit

Carlos M. Morales	Senior Vice President, Office of General Counsel

CUSIP No. US09247X1019
SCHEDULE III-B
     The name and present principal occupation or employment of each executive officer of Princeton Services are set forth below.
     The business address for all the executive officers listed below is c/o Merrill Lynch & Co., Inc., 4 World Financial Center, New York, NY 10080.
     All executive officers listed below are United States citizens.

Name	Present principal occupation or employment

John J. Fosina	President, Senior Vice President, Corporate Audit

Carlos M. Morales	Senior Vice President, Office of the General Counsel

CUSIP No. US09247X1019
SCHEDULE IV-A
     The name and present principal occupation or employment of each director of MLPF&S are set forth below.
     The principal business address of each director is 4 World Financial Center, New York, NY 10080.
     All directors listed below are United States citizens.

Name	Present principal occupation or employment

Candace E. Browning	Senior Vice President; President of Merrill Lynch Global Research

Gregory J. Fleming	Executive Vice President; President and Chief Operating Officer of Merrill Lynch & Co., Inc.

Robert J. McCann	Chairman and Chief Executive Officer; Executive Vice President of Merrill Lynch & Co., Inc.; Vice Chairman, Global Wealth Management

Carlos M. Morales	Senior Vice President, Office of General Counsel

CUSIP No. US09247X1019
SCHEDULE IV-B
     The name and present principal occupation or employment of each executive officer of MLPF&S are set forth below.
     The business address for all the executive officers listed below is 4 World Financial Center, New York, NY 10080 unless otherwise noted.
     All executive officers listed below are United States citizens.

Name	Present principal occupation or employment

Rosemary T. Berkery	Executive Vice President; Vice Chairman; General Counsel of Merrill Lynch & Co., Inc.

Robert J. McCann	Chairman and Chief Executive Officer; Executive Vice President of Merrill Lynch & Co., Inc.; Vice Chairman, Global Wealth Management

Joseph F. Regan	First Vice President, Chief Financial Officer and Controller Merrill Lynch & Co., Inc. 95 Greene Street (8th Floor) Jersey City, NJ 07032

CUSIP No. US09247X1019
SCHEDULE V
     The aggregate number and percentage of the Issuer stock beneficially owned by each of the persons listed on Schedules I-A, II-A, II-B, III-A, III-B, IV- A and IV-B hereto are set forth below:
     Gregory J. Fleming beneficially owns 95 Shares, but does not have the power to dispose or direct the disposition of such Shares.

SCHEDULE VI
     Merrill Lynch engaged in the following purchases and sales of the Shares during the 60-day period prior to the date hereof:

	Purchase (P)/
Description of Security	Sale(S)	Trade Date	Quantity	Trade Price
Common Stock	P	05-27-2008	100	212.1153

Common Stock	S	05-29-2008	100	222.3420

Common Stock	P	05-28-2008	50	213.5100

Common Stock	S	05-29-2008	50	222.3200

Common Stock	P	05-29-2008	145	221.9360

Common Stock	P	05-29-2008	5	222.0000

Common Stock	S	05-29-2008	150	220.9565

Common Stock	P	06-12-2008	30	207.7900

Common Stock	S	06-13-2008	30	208.5400

Common Stock	S	06-16-2008	300	209.2999

Common Stock	S	06-17-2008	300	203.5300

Common Stock	P	06-17-2008	100	203.8300

Common Stock	S	06-18-2008	100	204.4001

Common Stock	S	06-17-2008	100	203.8300

Common Stock	P	06-19-2008	100	201.0180

Common Stock	S	06-30-2008	1,700	176.1059

Common Stock	P	07-16-2008	100	173.870000

Common Stock	S	07-17-2008	100	203.087800

Common Stock	P	07-17-2008	100	203.335000

Common Stock	S	07-17-2008	100	208.370000

SCHEDULE VII
          Merrill Lynch entered into the following transactions involving American-style standardized put options on the Shares, which were executed on the Chicago Board Options Exchange or another national exchange for cash:

Written
or	Transaction	Number of	Exercise Price in
Purchased	Date	Options	$	Expiration Date

Put Written	07/09/2008	100	170	07/19/08

Put Purchased	07/15/2008	100	170	07/19/08